APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Rick and Still, LLC
Kentucky Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2019

RICK AND STILL, LLC

TABLE OF CONTENTS



To the Board of Directors of
Rick and Still, LLC
Versailles, KY

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Rick and Still, LLC (Kentucky limited liability company), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in members' equity (deficit), and cash flows for the period from July 31, 2019 (inception) to December 31, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
May 7, 2020

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

RICK AND STILL, LLC
BALANCE SHEET (UNAUDITED)
As of December 31, 2019

ASSETS	
Current Assets:	
Cash and cash equivalents	$ -
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	
Liabilities	$ -
Members' Equity (Deficit)	-
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

RICK AND STILL, LLC
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from July 31, 2019 (inception) to December 31, 2019

Net revenues	$ -
Cost of net revenues	-
Gross profit	-
Operating Expenses:	
General & administrative	-
Total Operating Expenses	-
Income from operations	-
Net income	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

RICK AND STILL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT) (UNAUDITED)
For the period from July 31, 2019 (inception) to December 31, 2019

	Total Members' Equity/(Deficit)
Balance at July 31, 2019 (inception)	$ -
Capital contributions	-
Net income	-
Balance at December 31, 2019	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

RICK AND STILL, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the period from July 31, 2019 (inception) to December 31, 2019

Cash Flows From Operating Activities

Net income	$	-
Net Cash Used in Operating Activities		-
Net Change In Cash		-
Cash at Beginning of Period		-
Cash at End of Period	$	-

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest expense	$	-
Cash paid for income taxes	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

RICK AND STILL, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and for the period then ended

NOTE 1: NATURE OF OPERATIONS

Rick and Still, LLC (the "Company") is a limited liability company organized July 31, 2019 under the laws of Kentucky. The Company plans to develop a bourbon and horse racing-themed boutique hotel with a restaurant and an operating micro-distillery that will service bluegrass and bourbon trail tourism in the area.

As of December 31, 2019, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not yet commenced planned principal operations, plan to incur significant costs in pursuit of its capital financing plans, and has not generated revenues or profits since inception. The Company's ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain additional capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019, the Company has not established a deposit account with a financial institution.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC 606 when it has satisfied its performance obligations under an agreement with a customer and collection is probable. No revenue has been earned or recognized as of December 31, 2019.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: MEMBERS' EQUITY (DEFICIT)

The Company is authorized to issue 3,000 Class A Units and 7,000 Class B Units. The Class A Members shall each be entitled to vote on all matters requiring member vote and shall have one vote for each Class A Unit. The Class B Members shall not be entitled to vote on any matter requiring a member vote. As of December 31, 2019, the Company has 3,000 of Class A units issued and outstanding, which were issued to its manager. The Company's profits are to be distributed first to Class B Members to satisfaction of a 7% annual non-compounding return on invested capital, second to the return of Class B Members' invested capital, and third ratably among all members. If and upon a liquidation, the remaining assets after satisfaction of all liabilities are to be distributed ratably amount the members based on the capital account balances.

The Company has appointed Single Barrell Group LLC as its manager, a related party to the Company. The manager is entitled to a 2% annual management fee on the total investment into the Company.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this standard effective on its inception date.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Convertible Notes

During 2020, the Company issued four convertible notes for total principal of $100,000. The convertible notes bear interest at 7% per annum and mature in January 2023, when all principal and interest becomes due. The notes are convertible into the Company's equity upon a qualified financing transaction of $500,000 or greater, inclusive of conversion of the notes (as further defined in the note agreements). The notes convert into the number of membership units determined by the conversion price of the lesser of a 20% discount to the triggering financing pricing or the price per share determined by a $3,000,000 valuation cap on the Company's then outstanding membership units. If the notes remain outstanding at the maturity date, at the holders' election the notes may be converted into the Company's Class B membership units at a conversion price determined by a $3,000,000 valuation cap on the Company's then outstanding membership unit. If there is a sale of the Company (as defined in the note agreements), the notes are to be paid two times the then outstanding principal and interest.

Management's Evaluation

Management has evaluated subsequent events through May 7, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.